

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mr. John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Center
60 City Road
Southbank, Victoria 3006
Australia

> **Re: Alumina Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 27, 2010**
> **File No. 001-10375**

Dear Mr. Bevan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director